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Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are resident in the United Kingdom and are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you are not resident in the United Kingdom, you are recommended immediately to seek advice from another appropriately authorised independent financial adviser.

This shareholders' circular is being sent to holders of shares in Telewest Communications plc (the Company). If you have sold or transferred all of your shares, please send this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Telewest Communications plc

Proposed
solvent members'
voluntary liquidation

Notice of
Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 2 to 4 of this document.

A summary of the action to be taken by the shareholders is set out on page 4 of this document.

This document should be read in conjunction with the accompanying Notice of Extraordinary General Meeting which is set out on page 5 of this document. The Extraordinary General Meeting is to be held at 10.00 a.m. (UK time) on Friday, 20 May 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. A Form of Proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP, as soon as possible and, in any event, so as to arrive no later than 10.00 a.m. (UK time) on Wednesday, 18 May 2005.

Telewest Communications plc
Export House
Cawsey Way
Woking
Surrey GU21 6QX

(Registered no. 2983307)

25 April 2005

To holders of shares in Telewest Communications plc (the Shareholders)

Dear Shareholder,

PROPOSED SOLVENT MEMBERS' VOLUNTARY LIQUIDATION

1.     Introduction

I am writing to give you notice of an Extraordinary General Meeting (EGM) of the Shareholders to be held at 10.00 a.m. (UK time) on Friday, 20 May 2005, at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. At the EGM, Shareholders will be asked to place the Company into solvent members' voluntary liquidation (the Proposed Liquidation) and to approve a resolution to change the name of the Company. I want to set out the reasons for, and the background to, the EGM and to urge you to vote in favour of the resolutions set out in the Notice of Extraordinary General Meeting accompanying this document.

2.     The Financial Restructuring

On 28 April 2004, I wrote to you to inform you that your board of directors (the Directors) had explored ways to secure the financial position and future of the Telewest Communications' group of companies and that we had come to a decision that, if a financial restructuring was not completed, the Company was likely to need to petition for some form of insolvency procedure. The financial restructuring (the Financial Restructuring) proposed in the shareholders' circular and prospectus dated 28 April 2004 (the Shareholders' Circular and Prospectus) became effective on 15 July 2004.

The principal elements of the Financial Restructuring were:

•
Telewest Global, Inc. (Telewest Global), a company incorporated in Delaware, became the new holding company for the businesses carried on by the Telewest Communications group of companies;

•
substantially all of the assets of the Company were transferred to Telewest UK Limited (Telewest UK), a wholly owned English subsidiary of Telewest Global. Telewest UK assumed substantially all of the liabilities of the Company and Telewest Finance (Jersey) Limited (Telewest Jersey), Telewest's Jersey finance subsidiary, that had not been compromised as a result of the Financial Restructuring;

•
following creditors' schemes of arrangement of the Company and Telewest Jersey becoming effective, creditors eligible to participate in the creditors' schemes, consisting primarily of the Company's and Telewest Jersey's note and debenture holders, received 98.5 per cent. of the outstanding common stock of Telewest Global, and the Shareholders received the remaining 1.5 per cent. of the outstanding common stock of Telewest Global; and

•
the entry into an amended senior secured credit facility agreement which came into effect on 15 July 2004 and replaced the previous senior secured credit facility. (This amended senior secured credit facility has since been refinanced).

Following the completion of the Financial Restructuring, the Company's assets consist of an indemnity granted by Telewest UK in respect of substantially all of the Company's debts, obligations and liabilities, the outstanding shares of Telewest Jersey and one share of Telewest Global common stock.

Cancellation of the listing of the Company's shares on the Official List of the United Kingdom Listing Authority took place, and trading in the Company's shares ceased, with effect from 8.00 a.m. on 15 July 2004 at which point the Company was no longer obliged to comply with the UKLA's Listing Rules.

Further details of the background to, reasons for and the effect of the Financial Restructuring were set out in the Shareholders' Circular and Prospectus.

3.     The proposed solvent members' voluntary liquidation of the Company

Following the completion of the Financial Restructuring, the Company no longer has any assets of, or relationship to, the restructured business and, as such, it is proposed that the Company be put into solvent liquidation. The proposed liquidation will be a members' voluntary liquidation.

Critical to a solvent members' voluntary liquidation is a statutory declaration, which must be sworn by a majority of the directors, that the Company is able to pay its debts within 12 months.

In a solvent members' voluntary liquidation, the powers of the directors cease and the Company will be under the control of the liquidators. The liquidators deal with the realisation of assets, the agreement of liabilities and the distribution of the Company's surplus funds to Shareholders, as and when funds permit. However, it is not expected that any such funds will be distributed to the Shareholders as substantially all of the Company's assets were transferred to Telewest UK as part of the Financial Restructuring. The liquidators must be satisfied that either all liabilities have been settled or that sufficient cash has been retained to discharge or provide for all actual and contingent liabilities. This involves an initial period of at least 21 days during which the liquidators advertise for claims against the Company, specifying a deadline by which any claims must be notified.

In order to accomplish the Proposed Liquidation, it is proposed to seek the approval of the Shareholders for the appointment of James Robert Drummond Smith and Nicholas James Dargan, both of Deloitte & Touche LLP, as joint liquidators of the Company (the Joint Liquidators) with immediate effect upon the passing of resolutions 1 and 2 set out in the accompanying Notice of Extraordinary General Meeting.

On 28 April 2004, Liberty Media Corporation and IDT Corporation, who are substantial Shareholders in the Company, entered into voting agreements pursuant to which they have agreed to vote in favour of resolutions 1 and 2 set out in the accompanying Notice of Extraordinary General Meeting.

In a solvent members' voluntary liquidation, the liquidator's remuneration can be fixed either (a) as a percentage of the value of the assets being realised or distributed, or (b) by reference to the time properly given by him and his staff to matters arising in the winding up. If neither method is adopted, the remuneration will be that determined in accordance with the scale laid down for the official receiver by general regulations. In this case, it is considered that option (a) would be inappropriate, as would the scale rates paid to the official receiver. Accordingly, it is proposed that the remuneration of the Joint Liquidators should be fixed at their normal charging rates by reference to the time properly given to matters arising in the winding up as set out in resolution 3 in the accompanying Notice of Extraordinary General Meeting. It is expected that sufficient cash will be held in trust by the Company to cover the costs and expenses of the Proposed Liquidation.

It is also intended that the Company, as Telewest Jersey's sole shareholder, will place Telewest Jersey into solvent liquidation.

It is not expected that the Shareholders will receive any distribution pursuant to the Proposed Liquidation since, as already explained, the Company has no assets (other than those described above). Approximately three months after completion of the Proposed Liquidation, the Company will be dissolved and removed from the register of companies. Until such time, the shares of the Company will remain in existence but will have no value.

4.     Proposed change of name

Following the completion of the Financial Restructuring, the Company no longer has any assets of, or relationship to, the restructured business. As a result of the cessation of any relationship between the Company and the restructured business the Directors consider the proposed change of name to be appropriate.

The change of name requires Shareholder approval as set out in resolution 4 in the accompanying Notice of Extraordinary General Meeting.

5.     EGM

The Notice convening an EGM at which Shareholder approval of the Proposed Liquidation and change of the Company's name will be sought is set out on page 5 of this document. The EGM will be held at 10.00 a.m. (UK time) on Friday, 20 May 2005 at The Lincoln Centre, Lincoln's Inn Fields, London WC2A 3ED when Shareholders will be asked to consider and, if thought fit, pass the resolutions set out in the notice.

6.     Action to be taken

If you are unable to attend the EGM, I urge you to vote at the meeting by proxy. A Form of Proxy for use by Shareholders in connection with the EGM is enclosed with this document. Holders of the Company's shares are asked to complete and sign the Form of Proxy in accordance with the instructions printed thereon and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP as soon as possible. In order to be valid, the Form of Proxy must be received no later than 10.00 a.m. (UK time) on Wednesday, 18 May 2005 whether or not Shareholders intend to attend and vote in person at the EGM. Completion and return of the Form of Proxy will not prevent Shareholders from attending and voting in person at the meeting if they wish to do so.

If you require any further information or have any questions, you should contact:

  Telewest Information Line
  (UK): 0870 602 2420
  (outside the UK): +44 1903 702767

The information line will be available between the hours of 8.30 a.m. to 5.30 p.m. (UK time) Monday to Friday, beginning on Monday, 25 April 2005.

7.     Recommendation

The Directors consider that all the resolutions to be proposed at the EGM are in the best interests of the Company and its Shareholders as a whole and unanimously recommend that you vote in favour of them.

Yours faithfully

Cob Stenham
 Chairman

TELEWEST COMMUNICATIONS PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2983307)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of Telewest Communications plc (the Company) will be held at 10.00 a.m. (UK time) on Friday, 20 May 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1 and 4 will be proposed as special resolutions and resolutions 2 and 3 will be proposed as ordinary resolutions:

  Special Business

1.
THAT the Company be wound up voluntarily.

2.
THAT James Robert Drummond Smith and Nicholas James Dargan, both of Deloitte & Touche LLP, 66 Shoe Lane, London EC4A 3WA (together the Joint Liquidators), be and are hereby appointed liquidators for the purpose of winding up the Company's affairs and that any act required or authorised under any enactment to be done by the Joint Liquidators may be done by one or more of the persons for the time being holding the office of Joint Liquidator.

3.
THAT the remuneration of the Joint Liquidators be fixed at their normal charging rates by reference to time properly given by them and members of their staff in attending to matters arising in the winding up of the Company (including those falling outside their statutory duties) and that they be and are hereby authorised to render invoices monthly or at such longer intervals as they may reasonably determine and to pay any expenses and disbursements properly incurred by them in respect of the winding up.

4.
THAT the name of the Company be changed to Titan Cable plc.

This Notice and the related Form of Proxy are being mailed to Shareholders on the register at the close of business on Tuesday, 19 April 2005. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders on the register at 6.00 p.m. (UK time) on Wednesday, 18 May 2005 will be entitled to vote at the meeting.

By Order of the Board of Directors Clive Burns Company Secretary	Registered Office: Export House Cawsey Way Woking Surrey GU21 6QX

Dated: 25 April 2005

Notes:

1.
A Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and, upon a poll, vote instead of him, her or it. A proxy need not be a Shareholder of the Company.

2.
A Form of Proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP not later than 10.00 a.m. (UK time) on Wednesday, 18 May 2005. A Form of Proxy is enclosed. Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the meeting.

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PROPOSED SOLVENT MEMBERS' VOLUNTARY LIQUIDATION
TELEWEST COMMUNICATIONS PLC (Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2983307)
NOTICE OF EXTRAORDINARY GENERAL MEETING